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                               December 14, 2023

       Kwai Hoi Ma
       Chief Executive Office
       Real Messenger Corp
       695 Town Center Drive, Suite 1200
       Costa Mesa, CA 92626

                                                        Re: Real Messenger Corp
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed December 6,
2023
                                                            File No. 333-273102

       Dear Kwai Hoi Ma:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-4

       Cover Page

   1.                                                   Please include "NTA
requirement" as a defined term prior to its first use.
       Proposal 6:
       The NTA Requirement Proposal, page 101

   2.                                                   We note that your
proposal would remove from NOVA   s current effective memorandum
                                                        and articles of
association the limitation that it shall not redeem Public Shares to the extent that such redemption
would cause NOVA   s net tangible assets to be less than $5,000,001.
                                                        However, it appears
that Article X of the Agreement and Plan of Merger continues to require that the
purchaser have net tangible assets of at least $5,000,001 at closing. Please revise to clarify
whether you intend to seek a waiver of this provision. If true, expand your discussion to highlight
that you will still be required to comply with the provision if not waived and identify any
resulting risks of failure to obtain such waiver.
 Kwai Hoi Ma
Real Messenger Corp
December 14, 2023
Page 2

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,
FirstName LastNameKwai Hoi Ma
                                                         Division of
Corporation Finance
Comapany NameReal Messenger Corp
                                                         Office of Technology
December 14, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName